Exhibit 99.1

YAMANA PROVIDES NOTICE OF FOURTH QUARTER 2013 FINANCIAL RESULTS
RELEASE

TORONTO, ONTARIO, January 27, 2014 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its fourth quarter and full year 2013 results after market close on February 18, 2014 followed by a conference call and webcast on February 19, 2014 at 8:30 a.m. ET.

Conference Call Information:

Toll Free (North America):                                                                           1-800-355-4959
Toronto Local and International:                                                                   416-695-6616
Webcast:                                                                                                  www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                                                           1-800-408-3053                                Passcode 9088417
Toronto Local and International:                                                                   905-694-9451                                Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on February 19, 2014 until 11:59 p.m. ET on February 27, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com